UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Limited (the “Company”) is providing the following updates:

The Company’s Board has noted that the relatively low market capitalization of the Company relative to its Net Asset Value (noting the value of its Bitcoin held in treasury), which potentially increases the risk of the Company becoming a target of a hostile takeover or stock manipulation event. In light of the Company’s history of combatting such alleged actions in multiple forms, and in light of the Company’s current rights offering as set out in the Prospectus Supplement filed with the SEC on January 21, 2025 (“Rights Offering”), the Board has determined that it is in the best interest of the Company’s shareholders and other stakeholders to inform of its intent to potentially undertake one or more of the below referenced actions in full compliance with applicable law and regulation.

(1)	In the event that one or more of any entity and/or person accumulates 10% or more of the Company’s voting shares without the consent of the Board, or declares their intention either publicly or to the Company to acquire 10% or more of the voting shares of the Company ( which would be deemed a “Trigger Event”), the Board may choose to distribute part or all of the Company’s Bitcoin Treasury to its shareholders on a pro rata basis in either the form of Bitcoin or US dollars, to the extent permitted by Singapore Law and other applicable laws and regulations..

(2)	Following a “Trigger Event”, the Board may, subject to compliance with Singapore Law and other applicable law and regulation, choose to reassign any and all potential future rewards from judgements, verdicts, settlements or otherwise from pending or future legal cases, including but not limited to the Company’s pending lawsuit against alleged market manipulation into a separate trustee-managed entity where the trustee would be granted an irrevocable power of attorney to continue with the cases and in which these future potential rewards may be distributed directly to the Company’s shareholders as at the time of the “Trigger Event”.

(3)	Following a “Trigger Event”, the Company may, subject to compliance with Singapore Law and other applicable law and regulation, adopt a shareholder rights plan whereby all shareholders will automatically be given the opportunity to purchase an additional share for every share they own at a 50% discount to the market price, with the full details and conditions of the offering to be determined by the Board.

(4)	The Company’s current Rights Offering excludes the 7.4 million shares (“LZGI Shares”) issued to LZG International, Inc (“LZGI”) pursuant to the Purchase Agreement between the Company and LZGI dated 24 January 2024 (the “LZGI Agreement”), as these LZGI Shares are currently the subject of an arbitration to rescind the LZGI Agreement and return the LZGI Shares. The LZGI Shares are currently secured by the Company’s transfer agent under a preliminary injunction ruling. As these LZGI Shares are currently restricted by the US courts, LZGI will not currently be entitled to subscribe for any rights shares pursuant to the Rights Offering. The final outcome of these LZGI Shares will be subject to the final ruling of the arbitration. In the event the arbitrator rules that the LZGI Shares are to be returned and cancelled, they will be cancelled without any rights to participate in the Rights Offering. In the event the arbitrator rules the LZGI Shares are to be delivered to LZGI, LZGI will be given an opportunity to exercise their right to subscribe for the rights shares pursuant to the Rights Offering at that time.

(5)	The CEO would maintain his percentage of voting shares in accordance to the previously approved founder compensation plan and that all existing unvested and unexercised Incentive Stock Options (“ISO”s) and Restricted Stock Units (“RSU”s) for the Company’s Directors, Officers and staff will be doubled in number, with a combined 9.2 million shares, ISOs and RSUs to be issued in total, subject to applicable laws, the terms of the Company’s Constitution, and the relevant equity incentive plans

(6)	The Audit Committee will be responsible for monitoring the Company’s shareholder register, share price performance and external risk factors, and will periodically report to the Board external risks and recommendations to ensure the Company, its stakeholders and shareholders remain adequately protected.

With respect to the items above unless and until such actions are taken and approved by the SEC and NYSE as required by statute, regulation and NYSE Rules, these are merely statements of intention and will require further action on the part of the Company and its management and Board before further action is taken. Any action to be taken with regard to a shareholder rights plan will require actual filing of a shareholder rights plan via a Current Report on 6-K as an exhibit thereto, and any shares to be registered with respect thereto will be subject to being registered pursuant to an effective registration statement filed with respect thereto and regulatory filings with NYSE with respect thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: January 28, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)